UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________
FORM SD
Specialized Disclosure Report
___________________________________

PRAXAIR, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	1-11037	06-1249050
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

10 RIVERVIEW DRIVE, DANBURY CT	06810-6268
(Address of principal executive offices)	(Zip Code)

Kelcey E. Hoyt (203) 837-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Praxair, Inc. (“Praxair”) is filing a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Form (Form SD), because, as further described in the Conflict Minerals Report, certain products manufactured by Praxair (or its consolidated subsidiaries) are required to be reported for the year ended on December 31, 2016. Refer to Exhibit 1.01, Conflict Minerals Report, for a description of Praxair’s reasonable country of origin inquiry, due diligence process and the results, which report is incorporated into this Item 1.01 by reference.

Praxair is hereby filing this Form SD, including the Conflict Minerals Report, and has also posted those documents to Praxair’s website at www.praxair.com.

Certain statements in this Form SD and the Conflict Minerals Report filed as Exhibit 1.02 may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intends,” “expects,” “believes,” “estimates,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. These statements are based on management’s reasonable expectations and assumptions as of the date such statements are made but involve risks and uncertainties and are subject to changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. The Company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances.

Item 1.02 Exhibit
Praxair has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRAXAIR, INC.
(Registrant)
By:	/s/ Kelcey E. Hoyt	Date: May 30, 2017
Kelcey E. Hoyt Vice President and Controller (On behalf of the Registrant and as Chief Accounting Officer)

2